ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 25, 2017	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jay Williamson

Re:	Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-218345) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-211533) (each, a “Fund” and, collectively, the “Funds”)

Ladies and Gentlemen:

On June 22, 2017, Mr. Jay Williamson (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Teo Larsson-Sax of Ropes & Gray LLP, the Funds’ counsel, in connection with the Staff’s review of (i) Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 12 under the Investment Company Act of 1940, as amended (the “1940 Act”), to BAAF’s Registration Statement on Form N-2 filed on May 30, 2017; and (ii) Post-Effective Amendment No. 1 under the Securities Act and Amendment No. 8 under the 1940 Act to BAAF II’s Registration Statement on Form N-2, filed on May 30, 2017.

The Staff Reviewer requested that the Funds’ responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Funds’ responses thereto, are set forth below. Each of the comments and responses apply to each of BAAF and BAAF II.

1.	Please file the consents of the Funds’ independent registered public accounting firm.

Response: The Funds will file the consents of the independent registered public accounting firm by amendment.

2.	Please provide the information currently missing from the tables in the “Summary of Fees and Expenses” and “Financial Highlights” sections of the Funds’ prospectuses.

Response: The Funds will provide the missing information by amendment.

July 25, 2017

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If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc: Kevin	Michel, Esq., Blackstone Alternative Asset Management L.P.
James	E. Thomas, Esq., Ropes & Gray LLP